Exhibit 99(1)


April 30, 1998

The Board of Directors
Mycogen Corporation
5501 Oberlin Drive
San Diego, CA  92121

Gentlemen:

      Dow AgroSciences LLC ("DAS") would be interested in holding discussions with the board of directors of Mycogen Corporation (the "Company") regarding the possibility of DAS, through an affiliate, acquiring all of the outstanding common stock of the Company not already owned by DAS. In order to enable such discussions, DAS requests that an amendment to Section 6.12 of the Exchange and Purchase Agreement dated January 15, 1996 (the "Agreement") be approved by the Company's board and the Independent Directors (as defined in the Agreement).

     In particular, DAS believes that it would be beneficial to the parties for the parties to amend Section 6.12 to provide that DAS or an affiliate may, prior to February 20, 1999, propose to acquire or acquire the shares of the Company's common stock not presently owned by DAS with the prior approval of the Independent Directors. A draft amendment to Section 6.12 is attached for your consideration. DAS believes that under the terms of the Agreement such an amendment requires the approval of a majority of the board and a majority of the Independent Directors.

     If the amendment is approved, DAS or an affiliate would be prepared to promptly commence discussions with the Independent Directors regarding a transaction in which the shareholders of the Company would receive $20.50 in cash per share. DAS would anticipate negotiating the terms of such a transaction with the Independent Directors and an internationally recognized investment bank and legal advisors retained by the Independent Directors.

      We look forward to discussing your views regarding the foregoing.

                         Sincerely,


                         By:     /S/BRIAN TAYLORSON
                         Name:   Brian Taylorson
                         Title:  Authorized Representative